Exhibit 99.2

C o n s o l i d a t e d F i n a n c i a l S t a t e m e n t s

NEF Holdings, LLC and Subsidiaries

(A Limited Liability Company)

Years ended December 31, 2024 and December 31, 2023

With Independent Auditors’ Report

NEF Holdings, LLC and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2024 and December 31, 2023

Independent Auditors' Report

To the Board of Managers and Members of

NEF Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of NEF Holdings, LLC and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income/(loss), changes in members’ capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. GAAP, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Baker Tilly Advisory Group, LP and Baker Tilly US, LLP, trading as Baker Tilly, are members of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities. Baker Tilly US, LLP is a licensed CPA firm that provides assurance services to its clients. Baker Tilly Advisory Group, LP and its subsidiary entities provide tax and consulting services to their clients and are not licensed CPA firms.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

Philadelphia, Pennsylvania

February 13, 2025

NEF Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

At December 31, 2024 and December 31, 2023

(In Thousands)

	2024	2023
Assets
Cash	$6,252	$13,789
Restricted cash	72	71
Financing receivables:
Financing receivables, gross	330,508	207,091
Allowance for credit losses on financing receivables	(5,569)	(3,417)
Financing receivables, net	324,939	203,674
Equipment off lease, net of impairment	899	1,665
Fixed assets, net	225	278
Goodwill	29,832	29,832
Other assets	4,039	5,388
Total assets	$366,258	$254,697

Liabilities and Members’ Capital
Liabilities:
Senior secured credit facility, net	$260,483	$138,071
Loans from affiliate	13,582	14,734
Accounts payable and accrued expenses	2,260	1,998
Good faith deposits	661	518
Other liabilities	3,434	3,554
Total liabilities	280,420	158,875

Members’ capital:
Members’ capital	85,838	95,822
Total members’ capital	85,838	95,822
Total liabilities & members’ capital	$366,258	$254,697

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Operations

For the Years ended December 31, 2024 and December 31, 2023

(In Thousands)

	2024	2023
Net operating income:
Interest income	$19,917	$16,334
Interest expense	14,774	10,732
Net interest income	5,143	5,602

Other income	2,099	3,284
Net operating income	7,242	8,886
Provision for credit losses and impairments of equipment off lease	3,354	2,861
Net operating income after provisions and impairments	3,888	6,025

Expenses:
Compensation and benefits	9,639	8,748
General and administrative expenses	3,486	3,036
Lease and loan restructuring costs	226	551
Depreciation and amortization	71	75
Total expenses	13,422	12,410

Net income/(loss)	$(9,534)	$(6,385)

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income/(Loss)

For the Years ended December 31, 2024 and December 31, 2023

(In Thousands)

	2024	2023
Net income/(loss)	$(9,534)	$(6,385)
Other comprehensive income/(loss):
Derivative instruments designated and qualifying as cash flow hedges:
Realized holding gain/(loss) arising during the year	(262)	-
Unrealized holding gain/(loss) arising during the year	-	(754)
Reclassification adjustment for losses/(gains) included in net income/(loss)	(147)	67

Total other comprehensive income/(loss)	(409)	(687)
Total comprehensive income/(loss)	$(9,943)	$(7,072)

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Capital

For the Years ended December 31, 2024 and December 31, 2023

(In Thousands)

Members’ capital at December 31, 2022	$103,028
Capital distributions	(134)
Other comprehensive income/(loss)	(687)
Net income/(loss)	(6,385)
Members’ capital at December 31, 2023	$95,822
Capital distributions	(41)
Other comprehensive income/(loss)	(409)
Net income/(loss)	(9,534)
Members’ capital at December 31, 2024	$85,838

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

For the Years ended December 31, 2024 and December 31, 2023

(In Thousands)

	2024	2023
Cash flows from operating activities
Net income/(loss)	$(9,534)	$(6,385)

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Provision for credit losses and impairments of equipment off lease	3,354	2,861
Depreciation and Amortization	71	75
Amortization of deferred financing costs	878	549
Amortization of upfront fees received and initial direct costs paid	322	311
Amortization of software as a service implementation costs	64	-
Net (gains)/losses on sales of equipment off lease	(119)	-
Change in interest rate derivative fair value	43	725
Changes in operating assets and liabilities:
(Increase)/Decrease in other assets	171	(117)
(Increase)/Decrease in interest receivable	(1,249)	80
Increase/(Decrease) in interest payable	618	277
Increase/(Decrease) in accounts payable and accrued expenses	262	(707)
Increase/(Decrease) in good faith deposits	143	(88)
Increase/(Decrease) in other liabilities	205	102
Net cash provided by/(used in) operating activities	(4,771)	(2,317)

Cash flows from investing activities
Investments in secured loans and direct finance leases	(197,948)	(95,623)
Collections of principal on secured loans and direct finance leases	74,565	78,350
Purchase of financing receivables from affiliate	(2,231)	-
Initial direct costs paid	(349)	(528)
Proceeds from sales of equipment off lease	3,493	1,163
Cash flows from (purchases)/sales of fixed assets	(18)	(28)
Net cash provided by/(used in) investing activities	(122,488)	(16,666)

Cash flows from financing activities
Borrowings on credit facility and loans from affiliate	347,795	121,754
Repayments on credit facility and loans from affiliate	(225,344)	(101,160)
Payment of credit facility closing fees	(2,687)	(327)
Capital distributions	(41)	(134)
Net cash provided by/(used in) financing activities	119,723	20,133
Net increase/(decrease) in cash and restricted cash	(7,536)	1,150
Cash and restricted cash at the beginning of period	13,860	12,710
Cash and restricted cash at the end of period	$6,324	$13,860

Supplemental disclosures of cash flow information
Interest paid	$13,235	$9,180

See accompanying notes to the consolidated financial statements

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years ended December 31, 2024 and December 31, 2023

(In Thousands)

1. Organization and Business

NEF Holdings, Inc. was organized on June 7, 2013 as a Delaware corporation and commenced its operations in June 2013. Effective January 1, 2014, NEF Holdings, Inc. converted from a corporation to a limited liability company (“LLC”), NEF Holdings, LLC (“NEF Holdings”), pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Subsequent to the close of business on July 31, 2017, NEF Holdings was acquired by SLR Investment Corp., formerly Solar Capital Ltd. (“SLRC”).

As of December 31, 2024 and December 31, 2023, NEF Holdings had four wholly-owned subsidiaries: Nations Fund I, LLC (“Fund I”), Nations Equipment Finance, LLC (“NEF”), Equipment Operating Leases, LLC (“EOL”), and Loyer Capital LLC (“Loyer Capital”) (collectively, the “Company”). The Company is headquartered in Wilton, Connecticut.

Nations Fund I, Inc. was organized on September 17, 2010 as a Delaware corporation. Effective January 1, 2014, Nations Fund I, Inc. converted from a corporation to a LLC, Nations Fund I, LLC, pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Fund I is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies. Fund I focuses on direct origination of loans and equipment leases secured by equipment collateral, such as trailers, trucks, transportation and construction equipment.

NEF was organized as a LLC under the laws of the State of Delaware and commenced operations on August 24, 2010. NEF, doing business as SLR Equipment Finance, serves as the investment manager for the Company. Services provided by NEF include, among other things, identifying, structuring and negotiating transactions, monitoring, advising and managing investments, exercising control rights, options or warrants, liquidating investments, cash management, accounting, tax, compliance and legal services.

NEF Investments, LLC, a wholly owned subsidiary of NEF Holdings, was organized as a Delaware LLC on January 22, 2018. On April 18, 2018, NEF Investments’ LLC agreement was amended which changed the company’s name to Equipment Operating Leases, LLC. EOL is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies.

Loyer Capital was organized as a LLC under the laws of the State of Delaware and commenced operations in May 2019. Loyer Capital is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements include the accounts of NEF Holdings and its wholly owned subsidiaries, Fund I, NEF, EOL, and Loyer Capital. All significant intercompany balances and transactions are eliminated in consolidation. Certain amounts in the prior period financial statements have been reclassified to conform to the current year’s presentation.

Use of Estimates

The presentation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the amounts reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions are subject to change in the future as additional information becomes available or as circumstances are modified. Actual results could differ materially from these estimates. Management’s estimates and assumptions are used in estimating an allowance for credit losses on financing receivables, impairments of equipment off lease, useful lives of leasing equipment and fixed assets, fair values of unguaranteed residual values and goodwill.

Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash includes all deposits held at banks. Deposits in excess of amounts insured by the Federal Deposit Insurance Corporation (“FDIC”) are exposed to loss in the event of non-performance by the institution. The Company has had cash deposits in excess of the FDIC insurance coverage and has not experienced any losses on such accounts.

At December 31, 2024 and December 31, 2023, the Company’s cash balance totaled $6,324, and $13,860, respectively. Included in the Company’s cash balance as of December 31, 2024 and December 31, 2023 is restricted cash of $72 and $71 respectively, which is maintained in connection with the lease of the Company’s office space.

Financing Receivables

Included in financing receivables in the consolidated balance sheets are the Company’s net investments in direct financing leases and secured loans.

Net investment in direct finance leases is reported net of unearned income, deferred non-refundable fees and initial direct costs associated with their origination, and inclusive of guaranteed and unguaranteed residual values. Direct finance leases are usually long-term in nature, typically ranging for a period of three to seven years and include either a nominal or fair market value purchase option at the end of the lease term. Non-refundable fees received and initial direct costs incurred associated with the origination of direct finance leases are deferred and are recognized as an adjustment to interest income over the contractual life of the direct finance leases using the interest method.

Secured loans are reported at the principal amount outstanding, net of non-refundable fees, initial direct costs and accrued interest. These fees and initial direct costs are deferred and recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Income Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is for an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. While this guidance replaced most existing revenue recognition guidance in U.S. GAAP, ASC 606 is not applicable to financial instruments and, therefore, does not impact most of the Company’s revenues.

For direct finance leases, the difference between the cost of the equipment and the total finance lease receivable plus, where applicable, the unguaranteed or guaranteed residual value is recorded as unearned income. Unearned income is amortized as earned income over the term of the transaction using the interest method. For the years ended December 31, 2024 and December 31, 2023, interest income from direct financing leases totaled $11,888 and 11,543, respectively, which is included in interest income in the consolidated statements of operations. For secured loans, interest income is recorded on the accrual basis in accordance with the terms of the respective loan. For the years ended December 31, 2024 and December 31, 2023, interest income from secured loans totaled $8,029 and $4,791, respectively, which is included in interest income in the consolidated statements of operations.

The Company’s revenue recognition pattern for revenue streams within the scope of ASC 606 include fees for providing administrative and collateral monitoring services, which are earned ratably over the period in which the services are provided. Such revenues are recognized when evidence of an arrangement exists, the performance obligations are satisfied, collections are probable and the price is fixed or determinable.

Other Income

Amounts in other income in the consolidated statements of operations primarily include gains and losses on sales of equipment, fees charged for early terminations of financing arrangements, other miscellaneous fees earned in connection with the administration of such financing arrangements and net impacts of foreign currency translation.

Fixed Assets

Fixed assets consist of furniture and fixtures, software, computers, leasehold improvements, automobiles, telephone and office equipment and auto hauling trucks, and are stated at cost less accumulated depreciation and amortization. Expenditures for repairs and maintenance that do not extend the useful life of the asset are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations.

Depreciation and amortization of fixed assets are calculated using the straight-line method over their respective useful lives, and recorded in depreciation and amortization in the consolidated statements of operations.

Useful Life (Years)
Furniture and fixtures	7
Telephone	7
Office equipment	5
Automobile	5
Computers	3
Software	Lesser of 5 years or license period
Leasehold improvements	Lesser of the useful life of the asset or lease term

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Good Faith Deposits

Good faith deposits represent cash received from the Company’s customers, when the proposal for a potential transaction is signed. These deposits are used to pay expenses such as third-party appraisals, document fees and travel and related costs incurred by the Company in connection with the origination of the transaction. If the deposit exceeds the expenses incurred by the Company, the excess amount may be refundable to the customer. If the expenses incurred exceed the deposits received, the Company’s customers are liable for the overage. Such overages are included in other assets on the consolidated balance sheets. In the event the Company approves a transaction with a customer and the customer elects not to pursue the transaction, the Company recognizes any remaining good faith deposit into income, as allowed by the agreed upon terms of the signed proposal. Such amounts are included in other income in the consolidated statements of operations.

In certain instances, the Company incurs costs to restructure financing receivables, which are in excess of the customer's good faith deposit, such as legal fees and other expenses associated with the repossession and liquidation of equipment. If these costs are deemed not collectable from the Company’s customers, then such costs are expensed and recorded as lease and loan restructuring costs on the consolidated statements of operations.

Allowance for Credit Losses on Financing Receivables

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Financial Instruments – Credit Losses. This ASU requires companies to broaden the information considered in developing its expected credit loss estimates on financing receivables measured either individually or collectively. In November 2019, the FASB issued ASU 2019- 10, Financial Instruments – Credit Losses, which delayed the effective date of ASU 2016-13 and made the adoption effective for the Company for the fiscal year beginning after December 15, 2022. The Company adopted this guidance on January 1, 2023 using the modified retrospective approach, which did not have a material impact on its consolidated balance sheets and consolidated statements of operations, however expanded the disclosure requirements surrounding this topic.

The Company maintains an allowance for credit losses on financing receivables (which includes accrued interest in secured loans) at a level sufficient to absorb credit losses expected to arise over the life of the financing receivables, as of the date of the consolidated financial statements. The Company’s financing receivables are all secured by the underlying collateral. Additionally, the Company looks to three forms of repayment in analyzing the risk of loss associated with underwriting an individual transaction, namely, cash flows of the obligor’s existing operations, the value of the underlying collateral securing the financing receivable and where applicable, the potential for repayment from a personal or corporate guarantor.

In determining its allowance for credit losses on financing receivables, the Company considers numerous factors including forward looking industry benchmarks and equipment trends, type of financing receivable, credit quality of its customer, historical loss rates, collateral coverage, and remaining term to maturity of the financing arrangement, which are reviewed and updated, as appropriate, on an ongoing basis. The Company’s application of its credit loss policy is applied on an individual transaction basis.

Individually identified non-performing financing receivables are measured based on the specific circumstances of the transaction and a specific allowance for credit loss is established, if necessary. The specific allowance is measured based on a comparison of the recorded carrying value of the financing receivables to the present value of the financing receivable’s expected cash flow using the transaction internal rate of return, the financing receivable’s estimated market price, or the estimated fair value of the underlying collateral, if the financing receivable is collateral dependent.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses on Financing Receivables (continued)

Uncollectible financing receivables are charged off against the allowance at the earlier of either the substantial completion of the liquidation of assets securing the financing receivable, or when senior management deems the financing receivable to be permanently impaired. The Company classifies a financing receivable as delinquent when it is overdue by more than 60 days. As of December 31, 2024, financing receivables with an outstanding balance of $16,708, $0, and $0 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively. As of December 31, 2023, financing receivables with an outstanding balance of $0, $21, and $0 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively.

The Company assessed that there is a secured loan where the borrower is experiencing financing difficulty. We expect that the repayment will be provided substantially through cash flow from operations or sale of the collateral. At December 31, 2024 and December 31, 2023, the outstanding balance on the secured loan that has been delinquent in its payments is $17,883 and $17,943, respectively. While the Company continues to engage with the borrower for repayment, it has determined, based on third party appraisals, that the underlying collateral is sufficient to cover the total of the secured loan in the event the customer cannot repay.

The net book value of financing receivables by year of origination at December 31, 2024 and December 31, 2023 were as follows:

Net Book Value of Financing Receivables by Year of Origination

At December 31, 2024
	2024	2023	2022	2021	Prior	Total
Financing Receivables, gross	$181,662	$82,736	$18,058	$34,419	$13,633	$330,508
Allowance for credit losses						(5,569)
Financing Receivables, net						$324,939

At December 31, 2023
	2023	2022	2021	2020	Prior	Total
Financing Receivables, gross	$103,591	$26,320	$51,238	$8,920	$17,022	$207,091
Allowance for credit losses						(3,417)
Financing Receivables, net						$203,674

Non-Accrual Financing Receivables

Income recognition is generally suspended for financing receivables after 90 days of non-payment, or if full recovery becomes doubtful based on the assessment by the Company. Income recognition is resumed when financing receivables are less than 90 days past due. At December 31, 2024 and December 31, 2023, financing receivables with an outstanding balance of $17,883 and $17,943, respectively, were on non-accrual of income.

Equipment on Lease

Leasing equipment is comprised of equipment under operating leases. Leasing equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of the equipment. Income is recorded on a straight- line basis over the term of the lease which is included in interest income in the consolidated statements of operations.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Equipment on Lease (continued)

The estimated useful lives and residual values of the Company’s leasing equipment are based on independent third- party appraisals and management’s judgment. The Company reviews its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies, useful lives of its equipment or the assigned residual values is warranted. At December 31, 2024, and December 31, 2023 the Company had no leasing equipment under operating leases.

Leasing equipment is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recovered. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

Equipment off Lease

Equipment off lease arises when the Company repossesses collateral that secured a financing receivable in a customer default scenario. Such equipment is intended to be sold and is classified as assets held for sale, in accordance with the provisions of ASC 360, Property, Plant & Equipment. At the time of repossession, the financing receivable is transferred to equipment off lease at the lower of cost or fair value. At December 31, 2024 and December 31, 2023, equipment off lease totaled $899 and $1,665, respectively, in the consolidated balance sheets.

A review for impairment of equipment off lease is performed at least annually or when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During the years ended December 31, 2024 and December 31, 2023, the Company recorded impairment charges of $1,198 and $2,683, respectively, which are included in provision for credit losses and impairments of equipment off lease on the consolidated statements of operations.

Derivative Instruments

The Company manages exposure to interest rates through the use of interest rate caps and zero cost interest rate collars traded in the over-the-counter markets with other financial institutions. The Company does not enter into derivative financial instruments for speculative purposes. Derivative instruments are recognized at fair value and included in other assets in the consolidated balance sheets.

More specifically, interest rate caps and zero cost interest rate collars are used to manage the Company’s interest rate exposure on its floating rate senior secured credit facility. At December 31, 2024 and December 31, 2023, such derivatives had notional amounts of $190,000 and $15,000, respectively, which are included in other assets in the consolidated balance sheets. For the years ended December 31, 2024 and December 31, 2023, changes in fair value of interest rate caps totaled ($409) and ($1,413), respectively. In 2024, there were no material changes in fair value of the zero cost interest rate collars.

The Company designated its derivative instruments as highly effective hedges. On the date the derivative contract is entered into, the Company formally documents the relationships between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. Hedge effectiveness is measured at the hedge’s inception and, on an on-going basis, to determine whether the derivatives are highly effective in offsetting the changes in cash flows of the hedged item.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Derivative Instruments (continued)

At December 31, 2024, as mentioned above, the Company held two interest rate collars that was deemed highly effective that had a notional value totaling $190,000 and a fair value of $1. At December 31, 2023, the Company held one interest rate cap that was deemed highly effective that had a notional value of $15,000 and a fair value of $452. Changes in fair values of these derivative instruments, which were deemed highly effective during the years ended December 31, 2024 and December 31, 2023, totaled ($262) and ($754), respectively and are included in other comprehensive income, offset by reclassification gains/(losses) into earnings of ($147) and $67, respectively. Reclassifications into earnings are included in interest expense in the consolidated statements of operations.

Debt

Senior secured credit facility represents the Company’s principal balance under its long-term revolver, which is carried at amortized cost, along with the related accrued interest payable, net of unamortized deferred financing costs.

Loans from affiliate represent the Company’s unpaid principal balance on term loans, along with the related accrued interest payable to SLRC, a related party, as described in note 1. Maturity dates range from December 1, 2025 through September 25, 2026 and carry interest rates ranging from 8.37% to 11.52%.

Additionally, the Company entered into a $6,000 revolver facility with SLRC on December 1, 2024, with a maturity date of December 1, 2025. The facility has an interest rate of 8.5% per annum, payable at the end of each quarter and as at December 31, 2024, the Company had drawn down $3,000 of the $6,000 commitment.

Apart from the revolver facility, future scheduled principal payments on loans from affiliates are $2,884 in 2025, and $7,500 in 2026.

Deferred Financing Costs

Deferred financing costs represent fees and other incremental costs incurred in connection with the financing of the Company’s senior secured credit facilities. Such costs are amortized using the straight-line method into earnings over the contractual term of the facilities. The unamortized balance of such costs is included as a reduction to the senior secured credit facility balance. On January 31, 2024, the Company entered into a new credit facility (see note 6), the “2024 Facility” and incurred closing fees of $2,687.

Contingencies and Commitments

The Company may be subject to various legal proceedings, claims, and litigation, either asserted or unasserted that arise in the ordinary course of business. The Company records accruals for contingent losses when such losses are probable and reasonably estimable. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information. Legal fees are expensed as incurred.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Financial Asset Transfers

The Company accounts for transfers of financial assets under FASB ASC 860, Transfers and Servicing, utilizing a control oriented, financial components approach to financial asset transfer transactions whereby the Company:

(1) recognizes the financial and servicing assets it controls and the liabilities it has incurred; (2) derecognizes financial assets when control has been surrendered; and (3) derecognizes liabilities once they are extinguished. Control is considered to have been surrendered only if: (i) the transferred assets have been isolated from the Company and its creditors, even in the event of bankruptcy or other receivership; (ii) the purchaser has the right to pledge or exchange the transferred assets, or, is a qualifying special purpose entity (as defined) and the holders of beneficial interests in that entity have the right to pledge or exchange those interests; and (iii) the Company does not maintain effective control over the transferred assets through an agreement which both entitles and obligates it to repurchase or redeem those assets prior to maturity, or through an agreement which both entitles or obligates it to repurchase or redeem those assets if they were not readily obtainable elsewhere. If any of these conditions are not met, the Company accounts for the transfer as a secured borrowing.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the date of the consolidated balance sheets. Income and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process, which totaled ($11) and $4 for the years ended December 31, 2024 and December 31, 2023, respectively, are recorded in other income in the consolidated statements of operations. At December 31, 2024 and December 31, 2023, the Company had cash, financing receivables and debt denominated in the Canadian dollar.

Income Taxes

The Company is a LLC and has elected to be taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. Taxable income, losses and deductions flow through to the Company’s members.

Fair Value Measurement

Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction at the measurement date. In determining fair value of financial instruments and intangibles, the Company uses various valuation approaches, which utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk to the valuation technique. The inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on both observable and unobservable inputs.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. Included in other assets and other liabilities on the consolidated balance sheets as of December 31, 2024 and December 31, 2023, are right of use assets and corresponding lease obligations, associated with the Company’s office spaces, of $2,633 and $2,958, respectively. The Company paid $393 and $385 for the years ended December 31, 2024 and December 31, 2023, respectively, for such leases. The Company’s aggregate scheduled remaining contractual payments under these leases are $401, $409, $417, $425, $433, and $778 for 2025, 2026, 2027, 2028, 2029 and thereafter, respectively.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2.
Summary of Significant Accounting Policies (continued)

Goodwill

Goodwill represents the excess of consideration paid for the Company over the fair value of the related assets acquired and liabilities assumed from the acquisition of the Company on July 31, 2017, as discussed in note 1. The Company assesses goodwill for impairment, annually or more frequently if events or changes in circumstances occur, by comparing the carrying value to its fair value. If the fair value is less than the carrying value, an impairment charge is recorded in that period. Goodwill recognized in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date. Goodwill is not amortized; rather goodwill is tested annually for impairment or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the conclusion is supported that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company would not need to perform a quantitative impairment test. If the conclusion cannot be supported, or if the Company does not elect to do the qualitative assessment, then the Company will perform a quantitative assessment. If a quantitative goodwill impairment test is performed, the Company utilizes a combination of market and income valuation approaches. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the reporting unit is less than its carrying value. No impairment of goodwill resulted from the annual impairment assessment in 2024 or 2023.

3. Financing Receivables

Net investment in financing receivables consists of the following at December 31, 2024 and December 31, 2023:

	2024	2023
Gross finance lease receivables	$151,080	$137,344
Guaranteed residuals	9,741	11,386
Unguaranteed residuals	9,864	10,340
Unearned income	(27,139)	(27,208)
Deferred non-refundable fees collected	(29)	(167)
Deferred initial direct costs paid	803	682
	144,320	132,377
Allowance for credit losses on direct finance leases	(2,464)	(2,246)
Total net investment in direct finance leases	$141,856	$130,131

	2024	2023
Secured loans, principal	$184,689	$74,240
Accrued interest receivable	1,506	257
Total secured loans, gross	186,195	74,497
Deferred non-refundable fees collected	(767)	(3)
Deferred initial direct costs paid	760	220
	186,188	74,714
Allowance for credit losses on secured loans	(3,105)	(1,171)
Total secured loans, net	$183,083	$73,543

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

3. Financing Receivables (continued)

Aggregate scheduled payments, contractual maturities including guaranteed residuals and unguaranteed residuals by year on the fixed and floating rate secured loans and direct finance leases at December 31, 2024, are as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
Secured loans:
Fixed Rate	$52,060	$35,151	$31,550	$21,883	$13,810	$11,715	$166,169
Floating Rate	10,402	4,340	815	570	633	1,760	18,520
Direct Finance Leases	50,474	46,006	30,470	25,608	13,286	4,841	170,685
Total	$112,936	$85,497	$62,835	$48,061	$27,729	$18,316	$355,374

4. Allowance for Credit Losses on Financing Receivables

Allowance for credit losses on financing receivables was as follows for the years ended:

	2024
	Direct Finance Leases	Secured Loans	Total
Balance at beginning of year	$2,246	$1,171	$3,417
General provision for credit losses	218	1,938	2,156
Specific provision for credit losses	-	-	-
Charge offs	-	-	-
Foreign currency translation adjustments	-	(4)	(4)
Balance at end of year	$2,464	$3,105	$5,569

	2023
	Direct Finance Leases	Secured Loans	Total
Balance at beginning of year	$3,460	$1,436	$4,896
General provision for credit losses	445	(267)	178
Specific provision for credit losses	-	-	-
Charge offs	(1,659)	-	(1,659)
Foreign currency translation adjustments	-	2	2
Balance at end of year	$2,246	$1,171	$3,417

As of December 31, 2024 and December 31, 2023, the Company maintained a general allowance for credit losses of $5,569 and $3,417, respectively. As of December 31, 2024 and December 31, 2023, the Company maintained an allowance for credit losses on specifically identified accounts of $0 and $0 on financing receivables of $0 and $0, respectively. The Company has no material off balance sheet credit exposures at December 31, 2024 and December 31, 2023 which would require additional allowances for credit losses.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

5. Fixed Assets, net

At December 31, 2024 and December 31, 2023, fixed assets, net consists of the following:

	2024	2023
Leasehold improvements	$153	$153
Furniture and fixtures	141	141
Computers	44	47
Office equipment	39	45
Software	33	46
Fixed assets, gross	410	432
Accumulated depreciation	(185)	(154)
Fixed assets, net	$225	$278

Depreciation and amortization expense related to fixed assets totaled $71 and $75 for the years ended December 31, 2024 and December 31, 2023, respectively. For the years ending 2025, 2026, 2027 and thereafter, the Company will recognize annual amortization expense related to software of $7, $6, $5, and $4, respectively.

6. Senior Secured Credit Facility

Senior secured credit facility consists of the following at December 31, 2024 and December 31, 2023:

	2024	2023
2024 senior secured credit facility, principal	$260,974	$-
Prior senior secured credit facility, principal	-	137,178
Accrued interest payable	1,375	950
Unamortized deferred financing costs	(1,866)	(57)
Total senior secured credit facility, net	$260,483	$138,071

At December 31, 2023, Fund I maintained a revolving credit facility (the “Prior Facility”) which consists of two separate revolvers, one for U.S. dollars and one for Canadian dollars (“CAD”). The Prior Facility had a contractual maturity date of July 31, 2023, with the principal payable in full at maturity, but was extended to January 31, 2024. At December 31, 2023, the total availability on the U.S. dollar revolver was $147,620 and the total availability on Canadian dollar revolver was the lesser of CAD 6,000 and the U.S. dollar equivalent of $4,528. In connection with the extension of the Prior Facility, interest was adjusted to one month term Secured Overnight Financing Rate (“SOFR”) plus an applicable margin ranging from 2.65% to 2.90%, based on Fund I’s leverage ratio. All assets of Fund I were pledged as collateral under the Facility. Fund I was also required to pay a 0.375% per annum unused line fee. The Prior Facility required Fund I and the Company to maintain certain periodic financial covenants surrounding capitalization, cash flow and default, delinquency and charge-off ratios. The Company provided a limited guaranty to the Prior Facility for all interest, fees and expenses that cannot otherwise be charged to Fund I.

Fund I entered into a new senior secured revolving credit facility (the “2024 Facility”) on January 31, 2024. The total commitment of the 2024 Facility is $350,000, in which the lender is the administrative agent with a commitment of $200,000, and a participating lender with a commitment of $150,000. The commitment termination date on the facility is January 2026. However, there is an option to extend the termination date by another 364 days to January 2027.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

6. Senior Secured Credit Facility (continued)

The 2024 Facility also consists of two separate revolvers, one for U.S. dollars and one for Canadian dollars. As at December 31, 2024, the amount drawn down on the 2024 Facility was USD $260,000 and CAD 1,400 and the U.S dollar equivalent of $974. The interest rate on the 2024 Facility is based on SOFR plus an applicable margin of 1.76% (includes a credit adjustment spread of 0.11%) for all USD borrowings. For all CAD borrowings, the interest rate is based on Canadian Overnight Repo Rate Average (“CORRA”) plus an applicable margin of 2.05% (includes a credit adjustment spread of 0.3%)

Per the terms of the 2024 Facility, the Company has to pay an unused line fee, which ranges from 0.25% to 0.45%, depending on the utilization of the 2024 Facility. The unused line fee is 0.45% if the utilization is less than 33% of the overall facility commitment and is 0.25% if the utilization is greater than 66% of the overall facility commitment.

All assets of Fund I are pledged as collateral under the 2024 Facility. The 2024 Facility requires Fund I and the Company to maintain certain periodic financial covenants surrounding capitalization, cash flow and default, delinquency and charge-off ratios. The Company provides a limited guaranty to the 2024 Facility for all interest, fees and expenses that cannot otherwise be charged to Fund I.

7. Employee Compensation and Benefit Plans

As of December 31, 2024, the Company employed personnel at its headquarters in Wilton, Connecticut and remotely throughout the United States. Employee compensation and benefits are comprised of base salaries, discretionary bonuses, health care benefits, employer 401(k) contributions and payroll taxes. As a part of their employment agreements, certain members of senior management are eligible for an annual bonus amount, which is calculated as a percentage of their annual salaries, based on certain financial performance metrics, as described in their employment agreements.

Effective August 1, 2017, the Company formed a Long-Term Incentive Plan (“LTIP”) that provides for an annual bonus pool to certain members of senior management based on the Company achieving certain performance criteria.

The Company sponsors a 401(k) plan, where the Company contributes a defined percentage of employees’ annual earnings up to the maximum annual contribution amount as determined by the Internal Revenue Service.

8. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include interest rate caps.

Level 3 – Unobservable inputs.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

8. Fair Value of Financial Instruments (continued)

As of December 31, 2024 and December 31, 2023, the Company measured its interest rate hedges at fair value. Total fair value of such derivative instruments as of December 31, 2024 and December 31, 2023 was $1 and $452, respectively, which was classified as Level 2 in the fair value hierarchy by the Company. The fair value of interest rate caps and collars are measured using discounted cash flow calculations based on observable inputs from the relevant interest/exchange rate curves in effect at December 31, 2024 and 2023.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair value estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair values as of December 31, 2024 and December 31, 2023. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimates the fair value of its secured loans and net investment in direct finance leases by comparing the average yield of the portfolio to recent issuances of similar loans and leases. As of December 31, 2024 and December 31, 2023 the the Company estimated the fair value of its financial liabilities based on the terms of its senior secured credit facility, (see note 6), and recent transactions of loans from affiliate.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2024 and December 31, 2023 were as follows:

		2024		2023
	Fair Value Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and restricted cash	Level 1	$6,324	$6,324	$13,860	$13,860

Net investment in direct finance leases	Level 3	141,856	142,044	130,131	129,717
Secured loans, net	Level 3	183,084	181,706	73,543	72,455
Total financing receivables, net of allowances		324,940	323,750	203,674	202,172

Financial liabilities:
Senior secured credit facility, net	Level 2	$260,483	$260,483	$138,071	$137,254
Loans from Affiliate	Level 2	13,582	13,646	14,734	14,764

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

9. Concentration of Credit Risk

Financing receivables subject the Company to credit risk. The Company monitors its portfolios by evaluating each of the customer’s financial condition and collateral. The Company’s maximum exposure to credit risk at December 31, 2024 and December 31, 2023, without considering the underlying collateral, is represented by the carrying value of the financing receivables in the consolidated balance sheets. The Company monitors its financing receivables for geographic concentrations.

The following table reflects such concentrations as of December 31, 2024 and December 31, 2023:

Geographic Concentration

	2024		2023
Texas	$68,507	Texas	$51,616
Massachusetts	27,091	Colorado	18,710
Louisiana	26,864	New York	18,097
Connecticut	22,599	Louisiana	12,212
Illinois	20,943	Missouri	11,782
Pennsylvania	20,047	Pennsylvania	11,521
New York	19,951	California	9,600
Colorado	14,359	Massachusetts	7,232
Georgia	11,725	Connecticut	7,118
California	9,856	Michigan	7,068
Arizona	8,829	Tennessee	6,249
Tennessee	8,201	Kentucky	6,202
Alabama	7,550	Florida	5,636
Other U.S. states / Canada	63,986	Other U.S. states / Canada	34,048
Total financing receivables, gross	$330,508	Total financing receivables, gross	$207,091

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and valuation parameters. Typically, the Company obtains access to collateral either through direct ownership or by a first lien security interest.

The Company also monitors its financing receivables for collateral concentrations. The following tables reflect such concentrations as of December 31, 2024 and December 31, 2023:

Collateral Concentrations

	2024		2023
Truck	$31,973	Crane	$18,951
Forklift	27,506	Barge rigs	17,943
Crane	22,697	Package sorting equipment	17,845
Tractor	21,356	Truck	17,671
Barge Rig	17,883	Tractor	16,005
Package Sorting Equipment	16,708	Loader	11,325
Excavator	16,295	Flight simulator	9,603
All other	176,090	All other	97,748
Total financing receivables, gross	$330,508	Total financing receivables, gross	$207,091

At December 31, 2024 and December 31, 2023, the Company had financing receivables outstanding to one customer that approximated 5% and 9%, respectively, of total financing receivables for each period.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

10. Contingencies and Commitments

As of December 31, 2024, the Company had a U.S. and a Canadian revolver financing arrangement with a total outstanding balance of $3,149 and CAD 886, respectively, which are included in financing receivables, net in the consolidated balance sheets. As of December 31, 2023, the Company had a U.S. and a Canadian revolver financing arrangement with a total outstanding balance of $3,419 and CAD 600, respectively, which are included in financing receivables, net in the consolidated balance sheets. The Company’s maximum commitments under the U.S. and Canadian revolvers were $4,000 and CAD 1,500, respectively, for both years ending December 31, 2024 and December 31, 2023.

11. Members’ Capital

At December 31, 2024 and December 31, 2023, NEFCORP owns 100 Class A units and NEFPASS owns 100 Class B units, which represent the entire capital of the Company.

12. Subsequent Events

The Company has evaluated subsequent events through February 13, 2025, the issuing date of the consolidated financial statements.